Jardines

JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2963

Jardine Matheson Limited
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005

Group Secretariat

14th December 2001

Securities & Exchange Commission
Office of Int'l Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

02002759

02 JAN 28 AM 8:49

SUPPL

Dear Sirs

Jardine Matheson Holdings Limited
- Share Repurchase
- Substantial Shareholder

We enclose for your information a notification dated 14th December 2001 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

PROCESSED
FEB 0 6 2002
THOMSON
FINANCIAL

Encl

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JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2963

Announcement Details

Company	Jardine Matheson Hldgs Ld
TIDM	JAR
Headline	Share Repurchase etc
Released	10:39 14 Dec 2001
RNS Number	7039O

Full Announcement Text

RNS Number:7039O
Jardine Matheson Hldgs Ld
14 December 2001

JARDINE MATHESON HOLDINGS LIMITED ("JMH")

1. SHARE REPURCHASE

Please be advised of the following repurchase by JMH of its ordinary shares in the market:-

Date of repurchase:	14th December 2001
Total number of shares repurchased:	55,600 shares
Price paid per share:	US$5.75

The repurchase of shares is made in accordance with the listing rules of the UK Listing Authority.

2. SUBSTANTIAL SHAREHOLDER

Following the repurchase by JMH of its ordinary shares in the market and the completion of the cancellation in due course by JMH of the relevant repurchased shares, the interest of Jardine Securities Limited ("JSL"), a wholly-owned subsidiary of Jardine Strategic Holdings Limited ("JSH"), in JMH will increase from 15.999% to 16.00%.

JSH's interest is made up as follows:-

	No of shares	%
JSH	212,214,132	33.80
Jardine Securities Limited	100,460,881	16.00
Clare Investment and Trustee Company Limited	14,219,559	2.26
Total JSH Holding	326,894,572	52.07

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Jardine Matheson Holdings Limited

14th December 2001

www.jardines.com
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